Exhibit 1

Asiacontent.com and MTV Networks Announce Termination of Joint Venture

Hong Kong/New York, December 24, 2002 - Asiacontent.com, Ltd. (OTC BB: IASIF.OB) (the "Company") today announced that it had reached agreement with MTV Networks, its joint venture partner, to terminate the parties' joint venture. The joint venture, Asia On-Line Entertainment, Ltd., has provided on-line promotions to youth in Korea, China, Taiwan, Southeast Asia and India since 2000. MTV Networks is a division of Viacom International, Inc.

Pursuant to the agreement between the Company and MTV Networks, MTV Networks will transfer its shares in the joint venture to the Company. The joint venture entity will then enter voluntary liquidation in its jurisdiction of incorporation. Closing on the share transfer, and the entry of the joint venture entity into voluntary liquidation, are expected to occur within the next several weeks.

After the closing of the share transfer, BDO International, the Company's liquidator, expects to deliver a progress report to shareholders concerning the status of the liquidation.

As previously announced, the Company commenced voluntary winding up and liquidation on July 10, 2002.

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This release contains forward-looking statements with respect to the Company's joint venture with MTV and the Company's liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: a failure to complete the transfer of joint venture shares, amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the plan of liquidation and dissolution, the timing and amount of payments to members, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.